April 3, 2025

Tayfun Tuzun
Chief Financial Officer
Bank of Montreal
100 King Street West, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

       Re: Bank of Montreal
           Form 40-F for Fiscal Year Ended October 31, 2024
           Reponse dated March 14, 2025
           File No. 001-13354
Dear Tayfun Tuzun:

       We have reviewed your March 14, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 3,
2025 letter.

Form 40-F for Fiscal Year Ended October 31, 2024
Note 10: Acquisitions, page 171

1. We have reviewed your response to our previous comment. We note your disclosure on page 171 that the fair value hedges, coupled with other actions taken to manage your interest rate risk profile to you target position, crystallized a $5.7 billion loss on the U.S. Treasuries and other instruments which you accrete as a reduction to net interest income over their remaining life through accounting for the new fair value hedges. Please provide the reference to the applicable literature to support the crystallization of this loss (as amortized cost instruments) and provide an illustrative example with journal entries showing how this loss is accreted as a reduction to net interest income using the effective interest method. Additionally, please quantify the impacts on your net interest income in each of the past two fiscal years as well as the expected impact in fiscal year 2025 and future annual periods and tell us how you
 April 3, 2025
Page 2

       considered disclosing these impacts in the MD&A included in Exhibit 99.2 to your annual report.
2. Please tell us how you determined the net interest income for the U.S. Treasuries and other instruments carried at amortized cost and why those were negative for certain periods. As part of your response, please consider providing illustrative examples of the calculation for a period that resulted in net interest income and a period that resulted in net interest expense.
3.     Please summarize for us the general working principles of your Quasi
Fair Value
       Swap (   QFV Swap   ) model and how you assess the hedging effectiveness
under IAS
       39. As part of your response, please contrast this approach with the hypothetical
       derivative    method discussed in paragraph B6.5.5 of IFRS 9 and
consider providing
       illustrative examples in your response.
       Please contact Mengyao Lu at 202-551-3471 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance